EXHIBIT 99.3

Amryt Announces Positive Long-Term Safety and Efficacy Data for Mycapssa® (oral octreotide) from the 2nd Year of OPTIMAL Open Label Extension Study in Acromegaly Patients

Acromegaly patients were exposed to Mycapssa® during the OPTIMAL Phase 3 Trial, including its open label extension (OLE), for a maximum treatment duration of 3.2 years

Study demonstrated that 100% of evaluable patients who entered the 2nd year OLE phase of the study as responders - insulin-like growth factor 1 (IGF-1) within normal limits - maintained their long-term biochemical response at the end of the study

IGF-1 levels were stably maintained within normal limits at the end of the OLE period (mean IGF-1 levels at baseline and at the end of the OLE were 0.92 and 0.84 respectively)

Growth hormone (GH) levels also improved at the end of the OLE period (mean GH levels at baseline and at the end of the OLE were 0.79 and 0.45 respectively)

Long-term safety profile of Mycapssa® during the OLE was consistent with that observed in prior studies

DUBLIN, Ireland, and Boston MA, April 13, 2022, Amryt (Nasdaq: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases, today presents long-term safety and efficacy data from the 2nd year open-label extension (OLE) of its global Phase 3 OPTIMAL clinical trial that compared Mycapssa® (octreotide capsules) to placebo for maintenance of biochemical response in patients with acromegaly. The OPTIMAL trial supported the approval of Mycapssa® in the United States for long-term maintenance treatment in acromegaly patients who have responded to and tolerated treatment with injectable octreotide or lanreotide.

Susan L Samson, MD, PhD, at Mayo Clinic (Jacksonville, Florida), and lead investigator of the OPTIMAL study commented: “These data together with the recently published positive results from the 3 years OLE period of the MPOWERED Phase 3 study further supports the long-term safety and efficacy of Mycapssa® (oral octreotide) in acromegaly patients who were previously biochemically controlled on monthly injectable Somatostatin Receptor Ligands (iSRLs). The data showing that 100% of responders (IGF-1 within normal limits) maintained their response at the end of the 2nd year of the OLE, confirming the durability of response over time.”

Dr. Mark Sumeray, Chief Medical Officer of Amryt, commented: “The OPTIMAL 2nd year OLE data show that acromegaly patients who were switched from iSRLs to Mycapssa® may benefit from a daily oral treatment based on maintenance of long-term biochemical response.”

OPTIMAL Phase 3 Trial – Open-Label Long-Term Safety & Efficacy Data
40 patients that completed the 9 months double-blind placebo controlled (DPC) core treatment phase elected to continue treatment with Mycapssa® in the OPTIMAL open label extension study (20 patients that were originally randomized to Mycapssa® and 20 that were randomized to placebo). Results from the first year were published previously and demonstrated that all patients who responded to Mycapssa® (IGF-1 within normal limits) during the DPC period and enrolled in the OLE (n=14) completed the 48-week period and 93% (13/14) maintained their IGF-1 response within the normal limit at the end of this period. 32 patients continued treatment into the 2nd year of the OLE (18 of those originally randomized to Mycapssa® during the DPC and 14 of those randomized to placebo).

Key 2nd year study outcomes included:

  31 out of 32 patients (97%) of those enrolled to the 2nd year of the OLE completed 96 weeks in the OLE period
  100% of evaluable patients, who entered the 2nd year OLE phase of the study as responders (IGF-1 within normal limits; N=17), maintained their long-term biochemical response at the end of the study. The average IGF-1 levels of enrolled patients were stably maintained within the normal limits at the end of the OLE period (mean IGF-1 levels at baseline OLE and at the end of the OLE were 0.92 and 0.84 respectively).
  93% of all patients who entered the 2nd year OLE phase (N=32) were responders at the end of the 96 weeks OLE
  The average GH levels of enrolled patients improved at the end of the OLE period (mean GH levels at baseline OLE and at the end of the OLE were 0.79 and 0.45 respectively)
  Acromegaly patients were exposed to Mycapssa® during the OPTIMAL study (including its OLE phase), for a median treatment duration of 2.1 years and a maximal exposure of 3.2 years
  Patients in the OLE demonstrated a median compliance rate of 98% over this period of time
  The long-term safety profile of Mycapssa® during the OLE, was consistent with the safety profile observed during previous studies with Mycapssa® with no new safety signals with long-term exposure

About the OPTIMAL Phase 3 Trial
The OPTIMAL trial (NCT03252353) was a randomized, double-blind, placebo-controlled, nine-month Phase 3 clinical trial of octreotide capsules in 56 adult acromegaly patients whose disease was biochemically controlled by injectable somatostatin analogs (octreotide or lanreotide). Patients were randomized on a 1:1 basis, to octreotide capsules or placebo. The primary endpoint of the trial was the proportion of patients who maintained their biochemical response (IGF-1 levels ≤ 1.0 × ULN), at the end of the nine-month, double-blind, placebo-controlled period. Hierarchical secondary endpoints included: (i) proportion of patients who maintain GH response at 9 months; (ii) time to loss of response; and (iii) proportion of patients requiring reversion to prior treatment. The OPTIMAL study met the primary endpoint and all secondary endpoints which led to the US approval of Mycapssa®, the first oral somatostatin analog, for the long-term maintenance treatment in acromegaly patients who have responded to and tolerated treatment with injectable octreotide or lanreotide.

FDA APPROVED INDICATION AND USAGE
Mycapssa® delayed-release capsules, for oral use, is a somatostatin analog indicated for long-term maintenance treatment in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide.

IMPORTANT SAFETY INFORMATION
WARNINGS AND PRECAUTIONS
Mycapssa® can cause problems with the gallbladder. Monitor patients periodically. Discontinue if complications of cholelithiasis are suspected.   Blood sugar, thyroid levels, and vitamin B12 levels should be monitored and treated accordingly. Bradycardia, arrhythmia, or conduction abnormalities may occur. Treatment with drugs that have bradycardia effects may need to be adjusted.

The full US Prescribing Information for Mycapssa® is available at www.mycapssa.com.

About Acromegaly
Acromegaly typically develops when a benign tumor of the pituitary gland produces too much growth hormone, ultimately leading to significant health problems. Common features of acromegaly are facial changes, intense headaches, joint pain, impaired vision and enlargement of the hands, feet, tongue and internal organs. Serious health conditions associated with the progression of acromegaly include type 2 diabetes, hypertension, respiratory disorders and cardiac and cerebrovascular disease. Amryt estimates that approximately 8,000 adult acromegaly patients are chronically treated with somatostatin analog injections in the United States.

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises three orphan disease products – metreleptin (Myalept®/ Myalepta®); oral octreotide (Mycapssa®); and lomitapide (Juxtapid®/ Lojuxta®).

Myalept®/Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. For additional information, please follow this link.

Mycapssa® (octreotide capsules) is approved in the US for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide. Mycapssa® is the first and only oral somatostatin analog approved by the FDA. Mycapssa® has also been submitted to the EMA and is not yet approved in Europe. For additional information, please follow this link.

Juxtapid®/Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel, Saudi Arabia and Brazil (under the trade name Lojuxta®). For additional information, please follow this link.

Amryt's lead development candidate, Oleogel-S10 is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (EB), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment. Filsuvez® has been selected as the brand name for Oleogel-S10. The product does not currently have regulatory approval to treat EB.

Amryt’s pre-clinical gene therapy candidate, AP103, offers a potential treatment for patients with Dystrophic EB, and the polymer-based delivery platform has the potential to be developed for the treatment of other genetic disorders.

Amryt also intends to develop oral medications that are currently only available as injectable therapies through its Transient Permeability Enhancer (TPE®) technology platform. For more information on Amryt, including products, please visit www.amrytpharma.com.

Forward-Looking Statements
This announcement may contain forward-looking statements and the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Contacts
Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com
Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com